Exhibit 1

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX REPORTS FOURTH-QUARTER

AND FULL-YEAR 2010 RESULTS

MONTERREY, MEXICO, FEBRUARY 3, 2011 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that consolidated net sales increased 1% in the fourth quarter of 2010 to US$3.5 billion and decreased 3% for the full year to US$14.1 billion versus the comparable periods in 2009. Operating EBITDA increased 2% in the fourth quarter of 2010 to US$482 million and decreased 13% for the full year to US$2.3 billion.

CEMEX’s Consolidated Fourth-Quarter and Full-Year Financial and Operational Highlights

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The increase in consolidated net sales in the fourth quarter of 2010 was due to higher overall contribution, with lower sales from the U.S. and Europe being offset by increases in our other geographical markets, specifically from our Mexican operations.

•	The infrastructure and residential sectors were the main drivers of demand in most of our markets.

•

Free cash flow after maintenance capital expenditures for the quarter was US$248 million, down 38% from US$401 million in the same quarter of 2009. For the full-year 2010, free cash flow after maintenance capital expenditures was down 58% to US$512 million.

•	Operating income in the fourth quarter of 2010 increased 28%, to US$125 million, from the comparable period in 2009 and decreased 27%, to US$856 million, for the full-year 2010.

Fernando A. Gonzalez, Executive Vice President of Planning and Finance, said: “Despite the still challenging building materials demand environment in key CEMEX markets, we are pleased to deliver EBITDA growth in the fourth quarter. This marks an important inflection point in our performance. We remain focused in rightsizing our business as necessary, reducing our debt and proactively addressing our refinancing needs. The actions we have taken to adapt to market conditions have strengthened our business and better position us to benefit from the potential recovery in some of our key markets in 2011.”

Consolidated Corporate Results

Net income from continuing operations was a loss of US$581 million in the fourth quarter of 2010 versus a gain of US$265 million in the fourth quarter of 2009.

Total debt plus perpetual notes decreased US$374 million during the fourth quarter of 2010 reflecting prepayments under the Financing Agreement, a positive conversion effect during the quarter as well as payment of other outstanding debt.

Geographical Markets Fourth Quarter Highlights

Net sales in our operations in Mexico increased 25% in the fourth quarter of 2010 to US$902 million, compared with US$723 million in the fourth quarter of 2009. Operating EBITDA increased 14% to US$287 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$572 million in the fourth quarter of 2010, down 5% from the same period in 2009. Operating EBITDA was a loss of US$36 million in the quarter.

In Europe, net sales for the quarter decreased 15% to US$1.1 billion, compared with US$1.3 billion in the fourth quarter of 2009. Operating EBITDA decreased 26% to US$81 million, from US$109 million in the fourth quarter of 2009.

CEMEX’s operations in South/Central America and the Caribbean reported net sales of US$366 million during the fourth quarter of 2010, representing an increase of 7% over the same period of 2009. Operating EBITDA decreased 16% to US$97 million, from US$115 million in the fourth quarter of 2009.

Fourth-quarter net sales in Africa and the Middle East were US$264 million, up 1% from the same quarter of 2009. Operating EBITDA increased 40% to US$95 million for the quarter versus the comparable period in 2009.

Operations in Asia reported a 2% increase in net sales, to US$125 million, versus the fourth quarter of 2009, and Operating EBITDA was US$20 million, down 9% from the same period in the previous year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

For more information, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross- currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.